CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

March 23, 2006

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

RE: New Age Translation, Inc.
Form SB-2 Registration Statement
File No. 333-125575

Dear Mr. Reynolds:

In response to your letter of comments dated March 23, 2006, please be advised as follows:

Management's Discussion and Analysis

Liquidity and Capital Resources
  The cash balance as of March 22, 2006 has been disclosed.

  The fourth paragraph has been revised regarding the remaining $10,000 for legal fees.

  The disclosure requested regarding the $13,956 has been provided with an explanation.

Certain Transactions
  The rate of interest and the collateral on advances from Mr. Fahlberg has been disclosed.

Securities and Exchange Commission
RE: New Age Translation, Inc.
Form SB-2 Registration Statement
File No. 333-125575
March 23, 2006

Experts
  The final sentence has been removed from this section.

Financial Statements
  The financial statements have not been updated. A new auditor's consent has been provided.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak